SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )



                        PennCorp Financial Group, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)



        Common Stock ($.01 par value); 3.375 Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    708094107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                               New York, NY 10038
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 23, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(d)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 708094107                                     Page 2 of 7 Pages
-------------------                                     -----------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        National Bancshares Corporation of Texas
        74-1692337
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC - Working Capital

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
    NUMBER OF               177,100  $3.375  convertible  preferred  shares
                            (each  convertible into 2.21214 common shares),
    SHARES                  equivalent  to 391,816  common  shares.
                            67,330 $3.500   convertible   preferred  shares
    BENEFICIALLY            (each convertible   into   1.4326   common
                            shares), equivalent to 96,456 common  shares.
    OWNED BY                1,787,472 common shares and common share equivalents
                        --------------------------------------------------------
    EACH REPORTING       8       SHARED VOTING POWER
                                 Same
    PERSON WITH
                        --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                 Same

                        --------------------------------------------------------
                        10      SHARED DISPOSITIVE POWER
                                 Same

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            177,100 $3.375 convertible preferred shares (each convertible into 2.21214 common shares), equivalent to 391,816 common shares.

            67,330 $3.500 convertible preferred shares (each convertible into 1.4326 common shares), equivalent to 96,456 common shares

            1,787,472    common    shares   and   common    share    equivalent
--------------------------------------------------------------------------------
            12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.321%  common  shares 7.700%  $3.375  convertible  preferred  stock
            2.340% $3.500 convertible preferred stock 5.95% of common shares outstanding plus Filer's common share equivalents
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           HC - Holding Company

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 708094107                                     Page 3 of 7 Pages
-------------------                                     -----------------


--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        NBT of Delaware Inc.
        51-0372119
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a)|X| (b)|_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
         WC - Working Capital

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
    NUMBER OF               177,100  $3.375  convertible  preferred  shares
                            (each  convertible into 2.21214 common shares),
    SHARES                  equivalent  to 391,816  common  shares.
                            67,330 $3.500   convertible   preferred  shares
    BENEFICIALLY            (each convertible   into   1.4326   common
                            shares), equivalent to 96,456 common  shares.
    OWNED BY                1,787,472 common shares and common share equivalents
                        ----------------------------------------------------
    EACH REPORTING      8   SHARED VOTING POWER
                             Same
    PERSON WITH
                        ----------------------------------------------------
                        9   SOLE DISPOSITIVE POWER
                             Same

                        ----------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                             Same

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            177,100 $3.375 convertible preferred shares (each convertible into 2.21214 common shares), equivalent to 391,816 common shares.

            67,330 $3.500 convertible preferred shares (each convertible into 1.4326 common shares), equivalent to 96,456 common shares

            1,787,472 common shares and common share equivalents

--------------------------------------------------------------------------------
            12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)|_|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.321%  common  shares
            7.700%  $3.375  convertible  preferred  stock
            2.340%  $3.500  convertible  preferred  stock
            5.95% of common shares outstanding plus Filer's common share equivalents
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)
           HC - Holding Company

--------------------------------------------------------------------------------

                                                        Page 4 of 7 Pages
                                                        -----------------


            This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") filed on November 18, 1998 by and on behalf of National Bancshares Corporation of Texas ("National Bancshares") and NBT of Delaware, Inc. (together with National Bancshares, the "Reporting Persons").


ITEM 4.     PURPOSE OF TRANSACTION.

            On November 23, 1999, National Bancshares sent a letter to the Issuer offering to acquire all of the outstanding shares of the Issuer's common stock at a price of $1.00 per share. The offer is subject to certain conditions as set forth in National Bancshares' November 23, 1999 letter to the Issuer, a copy of which is attached as Exhibit 1 hereto and is incorporated herein by reference.

            The Reporting Persons intend to pursue the alternatives available to them in order to effect a business combination with the Issuer on the terms set forth in National Bancshares' November 23, 1999 letter. The Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions. In addition, the Reporting Persons may exercise any or all rights available to them as stockholders of the Issuer, including, without limitation, the right to contact other holders of the Issuer's securities.

            Except as disclosed above, the Reporting Persons do not have any present intention to take any of the actions described in paragraphs (b) through
(j) of Item 4 of Schedule 13D.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Letter dated November 23, 1999 from National Bancshares Corporation of Texas to PennCorp Financial Group, Inc.

                                                        Page 5 of 7 Pages
                                                        -----------------


SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       November 24, 1999




                                       NATIONAL BANCSHARES CORPORATION OF
                                          TEXAS


                                       By:  /s/ Marvin Melson
                                          --------------------------------
                                          Name:  Marvin Melson



                                       NBT OF DELAWARE, INC.


                                       By:  /s/ Jay H. Lustig
                                          --------------------------------
                                          Name:  Jay H. Lustig

                                                        Page 6 of 7 Pages
                                                        -----------------



                                  EXHIBIT INDEX


Exhibit 1 Letter dated November 23, 1999 from National Bancshares Corp. to PennCorp Financial Group, Inc.

                                                        Page 7 of 7 Pages
                                                        -----------------

                                                                       Exhibit 1


                        [NATIONAL BANCSHARES Letterhead]



                                November 23, 1999



VIA TELECOPY

Mr. David C. Smith
Chairman of the Board
PennCorp Financial Group, Inc.
c/o SFSC
717 North Harwood Street
Dallas, TX  75201

      PennCorp Financial Group, Inc. ("PFG")

Dear David:

            As you may know, National Bancshares Corporation of Texas, and its wholly-owned subsidiary, NBT of Delaware, Inc. have owned approximately 4.3% of the shares of PFG common stock for some time. In light of PFG's current financial condition, we believe that a sale of PFG at this time would provide the best possible opportunity for your shareholders to realize the maximum value for their shares.

            We therefore are prepared to offer $1.00 per share in cash for the 27,915,531 common shares of PFG that we do not already own. Our proposal is subject to (i) due diligence, (ii) obtaining the necessary regulatory approvals,
(iii) obtaining appropriate consents from the holders of debt instruments of PFG and preferred stock in PFG, and (iv) obtaining financing for the transaction. We believe all of these conditions (other than regulatory approvals) can be satisfied within sixty (60) days.

            It is our strong preference to work with you toward a negotiated transaction. To that end, we ask that you and other members of your board, who are entrusted with the fiduciary duty of acting in your shareholders' best interest, meet with us at your earliest convenience to discuss our proposal.

            Although we do not consider our interest in PFG as anything other than "friendly," we reserve the right to pursue any and all alternatives available to complete our proposed transaction.

            We would appreciate your response to this letter no later than 3:00 p.m. Central Standard Time on November 29, 1999.

                                    Yours truly,




                                    Jay H. Lustig
                                    Chairman of the Board


cc:   Members of the Board of NBC